UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Shiloh Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

Theodore K. Zampetis

4829 W. Wickford

Bloomfield Hills, Michigan 48302

248-792-7275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Theodore K. Zampetis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 767,913
	8	SHARED VOTING POWER 191,646
	9	SOLE DISPOSITIVE POWER 767,913
	10	SHARED DISPOSITIVE POWER 191,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,559
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.65%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on February 10, 2005 (the “Initial Statement”, and together with this Amendment No. 1, the “Schedule 13D”), relates to the common stock, $.01 par value (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 880 Steel Drive, Valley City, Ohio 44280. This Amendment No. 1 is being filed as a result of the disposition by the reporting person of certain shares of Common Stock as provided herein.

Item 2.	Identity and Background.

(a) Theodore K. Zampetis.

(b) 4829 W. Wickford, Bloomfield Hills, Michigan 48302.

(c) Mr. Zampetis retired as an employee of the Issuer as of December 31, 2012 and resigned as a director of the Issuer as of February 1, 2012.

(d) During the last five years, Mr. Zampetis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Zampetis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f) Mr. Zampetis is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following to the present end thereof:

On June 7, 2006, using personal funds, Mr. Zampetis purchased 235,292 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $1.70 per share.

On September 15, 2009, using personal funds, Mr. Zampetis purchased 147,062 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $1.70 per share.

On March 8, 2010, using personal funds, Mr. Zampetis purchased 25,000 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $2.11 per share.

On December 20, 2010, using personal funds, Mr. Zampetis purchased 25,000 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $2.11 per share, and 20,000 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $5.30 per share.

On February 3, 2012, using personal funds, Mr. Zampetis purchased 25,000 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $2.33 per share.

On October 11, 2012, using personal funds, Mr. Zampetis purchased 12,217 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $5.30 per share, and 27,783 shares of Common Stock from the Issuer upon the exercise of an option to purchase Common Stock at an exercise price of $5.83 per share.

Item 4.	Purpose of Transaction.

All of the shares purchased and/or acquired by Mr. Zampetis are for investment purposes. Mr. Zampetis may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Common Stock for investment or dispose of currently held shares of Common Stock.

Mr. Zampetis has no immediate plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (e) of Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a) Mr. Zampetis beneficially owns 959,559 shares of Common Stock, including:

•	767,913 shares of Common Stock held by Mr. Zampetis, as trustee of the Theodore K. Zampetis Declaration of Trust dated November 13, 1999; and

•	191,646 shares of Common Stock held by a charitable foundation, of which Mr. Zampetis serves as one of the four directors.

As of April 1, 2013, Mr. Zampetis is deemed to beneficially own approximately 5.65%, or 959,559 shares, of the outstanding Common Stock.

(b) Mr. Zampetis has sole voting and sole investment power with respect to 767,913 shares of Common Stock that he beneficially owns. Mr. Zampetis has shared voting and shared investment power with respect to 191,646 shares of Common Stock held by a charitable foundation, of which Mr. Zampetis serves as one of the four directors.

(c) On November 21, 2012, Mr. Zampetis formed PentaStar Investments LLC (“PentaStar”) and contributed 1,100,000 shares of Common Stock to PentaStar in exchange for voting and nonvoting membership interests. On December 12, 2012, Mr. Zampetis contributed all of the nonvoting membership interests in PentaStar to the Theodore K. Zampetis Irrevocable Trust, Constantine T. Zampetis & Callie Ann Zampetis-Budman, co-trustees (the “Trust”). On March 8, 2013, Mr. Zampetis transferred all of the voting interests in PentaStar to the Trust and resigned as manager of PentaStar.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zampetis and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, other than with respect to the shares of Common Stock held by the charitable foundation. None of the shares of Common Stock beneficially owned by Mr. Zampetis are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2013

/s/ Theodore K. Zampetis
Theodore K. Zampetis